UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 06, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 5 April 2009

MobiNil (Egypt): favourable outcome for France Telecom of the litigation instigated by Orascom Telecom

In 2007 Orascom Telecom initiated an arbitration against France Telecom at the Arbitration Court of the International Chamber of Commerce (ICC). Both entities are shareholders of MobiNil. Orascom Telecom sought an award ordering France Telecom to transfer its MobiNil shares to Orascom Telecom.

The Arbitration Court issued an award rejecting Orascom Telecom’s claims and condemning it to transfer its entire stake in MobiNil to France Telecom by April 10, 2009 at a price of EGP 441,658 per MobiNil share.

France Telecom currently holds 71.25% of the capital of MobiNil, a holding company owning 51% of ECMS, which is the mobile operator that renders its services under the MobiNil brand.

The 20% equity interest that Orascom Telecom holds directly in ECMS, as well as the free float of ECMS, do not fall within the scope of the ICC award.

Further to the acquisition of the Orascom Telecom stake in MobiNil for approximately €530 million, France Telecom will have full control over the leading mobile operator in Egypt. France Telecom will therefore be able to consolidate the entire financial results of ECMS. On the basis of the 2008 results, this represents additional annual revenues of over €360 million and EBITDA of €165 million. Such global consolidation should also have a positive impact on the generation of organic cash flow.

On 31 December 2008, MobiNil had 20.1 million clients (+33% within 1 year) and booked an increase of revenues of 21% (to E£10 billion) and of Ebitda of 27% (to E£4.68 millions) compared to the 2007 annual results.

To carry out the transfer of shares within MobiNil, France Telecom is working in close collaboration with the stock market authorities in Egypt.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Contacts presse

Béatrice Mandine, 01 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, 01 44 44 93 93, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 06, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer